UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

Sean S. Sullivan

Executive Vice President and Chief Financial Officer

AMC Networks Inc.

11 Pennsylvania Plaza

New York, NY 10001

(212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,807 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,807 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,807 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This figure is based on 1,891,807 shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”), held indirectly through Digital Entertainment Holdings LLC, a Delaware limited liability company (“DEH”) plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of warrants (the “Warrants”) held indirectly through DEH.
(2)	This calculation is based on 5,535,185 shares of Common Stock of the Issuer outstanding as of May 4, 2017, as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2017 (the “Form 10-Q”), plus 1,667,000 shares of Common Stock issued to DEH upon the partial exercise of one of its Warrants on June 20, 2017, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, plus 5,905,634 shares of Common Stock issued to RLJ SPAC Acquisition LLC (“RLJ SPAC”) on June 20, 2017 upon the conversion of its 15,000 shares of preferred stock of the Issuer as disclosed in the Current Report on Form 8-K of the Issuer filed with the Commission on June 20, 2017 (the “June 20 Form 8-K”. Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 23, 2017 (the “Form 10-K”) and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock (following the conversion by RLJ SPAC of its preferred stock) and warrants to purchase 3,104,628 shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis (but not including warrants held by third parties that expire in October 2017 and are far out of the money) as further described in the section entitled “The Warrants” set forth in Item 6 of this Schedule 13D.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,807 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,807 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,807 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 1,891,807 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 5,535,185 shares of Common Stock of the Issuer outstanding as of May 4, 2017, as disclosed in the Form 10-Q , plus 1,667,000 shares of Common Stock issued to DEH upon the partial exercise of one of its Warrants on June 20, 2017, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, plus 5,905,634 shares of Common Stock issued to RLJ SPAC on June 20, 2017 upon the conversion of its 15,000 shares of preferred stock of the Issuer as disclosed in the June 20 Form 8-K. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-K and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock (following the conversion by RLJ SPAC of its preferred stock) and warrants to purchase 3,104,628 shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis (but not including warrants held by third parties that expire in October 2017 and are far out of the money) as further described in the section entitled “The Warrants” set forth in Item 6 of this Schedule 13D.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,807 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,807 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,807 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This figure is based on 1,891,807 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 5,535,185 shares of Common Stock of the Issuer outstanding as of May 4, 2017, as disclosed in the Form 10-Q , plus 1,667,000 shares of Common Stock issued to DEH upon the partial exercise of one of its Warrants on June 20, 2017, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, plus 5,905,634 shares of Common Stock issued to RLJ SPAC on June 20, 2017 upon the conversion of its 15,000 shares of preferred stock of the Issuer as disclosed in the June 20 Form 8-K. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-K and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock (following the conversion by RLJ SPAC of its preferred stock) and warrants to purchase 3,104,628 shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis (but not including warrants held by third parties that expire in October 2017 and are far out of the money) as further described in the section entitled “The Warrants” set forth in Item 6 of this Schedule 13D.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Programming Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,807 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,807 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,807 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 1,891,807 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 5,535,185 shares of Common Stock of the Issuer outstanding as of May 4, 2017, as disclosed in the Form 10-Q , plus 1,667,000 shares of Common Stock issued to DEH upon the partial exercise of one of its Warrants on June 20, 2017, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, plus 5,905,634 shares of Common Stock issued to RLJ SPAC on June 20, 2017 upon the conversion of its 15,000 shares of preferred stock of the Issuer as disclosed in the June 20 Form 8-K. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-K and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock (following the conversion by RLJ SPAC of its preferred stock) and warrants to purchase 3,104,628 shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis (but not including warrants held by third parties that expire in October 2017 and are far out of the money) as further described in the section entitled “The Warrants” set forth in Item 6 of this Schedule 13D.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS IFC Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,807 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,807 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,807 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 1,891,807 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 5,535,185 shares of Common Stock of the Issuer outstanding as of May 4, 2017, as disclosed in the Form 10-Q , plus 1,667,000 shares of Common Stock issued to DEH upon the partial exercise of one of its Warrants on June 20, 2017, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, plus 5,905,634 shares of Common Stock issued to RLJ SPAC on June 20, 2017 upon the conversion of its 15,000 shares of preferred stock of the Issuer as disclosed in the June 20 Form 8-K. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-K and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock (following the conversion by RLJ SPAC of its preferred stock) and warrants to purchase 3,104,628 shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis (but not including warrants held by third parties that expire in October 2017 and are far out of the money) as further described in the section entitled “The Warrants” set forth in Item 6 of this Schedule 13D.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,224,807 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,224,807 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224,807 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 1,891,807 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 5,535,185 shares of Common Stock of the Issuer outstanding as of May 4, 2017, as disclosed in the Form 10-Q , plus 1,667,000 shares of Common Stock issued to DEH upon the partial exercise of one of its Warrants on June 20, 2017, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, plus 5,905,634 shares of Common Stock issued to RLJ SPAC on June 20, 2017 upon the conversion of its 15,000 shares of preferred stock of the Issuer as disclosed in the June 20 Form 8-K. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-K and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock (following the conversion by RLJ SPAC of its preferred stock) and warrants to purchase 3,104,628 shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis (but not including warrants held by third parties that expire in October 2017 and are far out of the money) as further described in the section entitled “The Warrants” set forth in Item 6 of this Schedule 13D.

Item 1.	Security and Issuer.[1]

The title and class of equity security to which this statement on Schedule 13D (“Schedule 13D”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910.

Item 2.	Identity and Background.

This Amendment No. 1 to Schedule 13D (“Schedule 13D”) is filed jointly by (i) AMC Networks Inc., a Delaware corporation (“AMC”), (ii) Rainbow Media Holdings LLC, a Delaware limited liability company, (iii) Rainbow Media Enterprises, Inc., a Delaware corporation, (iv) Rainbow Programming Holdings LLC, a Delaware limited liability company, (v) IFC Entertainment Holdings LLC, a Delaware limited liability company, and (vi) Digital Entertainment Holdings LLC, a Delaware limited liability company (“DEH”). Each of the entities described in clauses (i) through (vi) of the foregoing sentence may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” DEH is a direct wholly-owned subsidiary of IFC Entertainment Holdings LLC. IFC Entertainment Holdings LLC is a direct wholly-owned subsidiary of Rainbow Programming Holdings LLC. Rainbow Programming Holdings LLC is a direct wholly-owned subsidiary of Rainbow Media Enterprises, Inc. Rainbow Media Enterprises, Inc. is a direct wholly-owned subsidiary of Rainbow Media Holdings LLC. Rainbow Media Holdings, LLC is a direct wholly-owned subsidiary of AMC. The Reporting Persons have entered into a joint filing agreement with respect to the filing of this Schedule 13D, dated June 20, 2017, a copy of which is attached as Exhibit 1 hereto.

The address of the principal executive offices of the Reporting Persons is 11 Pennsylvania Plaza, New York, New York 10001. AMC owns and operates entertainment businesses and assets. AMC classifies its business interests into two operating segments: National Networks and International and Other. National Networks principally includes activities of AMC’s five programming networks distributed in the U.S. and Canada. These programming networks include AMC, WE tv, BBC America, IFC and SundanceTV in the U.S.; and AMC, IFC, and Sundance Channel in Canada. AMC’s AMC Studios operations within the National Networks segment also sell rights worldwide to its owned original programming. The National Networks segment also includes AMC Networks Broadcasting & Technology, the technical services business, which primarily services most of the programming networks included in the National Networks segment. International and Other principally includes AMC Networks International (“AMCNI”), AMC’s international programming business consisting of a portfolio of channels in Europe, Latin America, the Middle East and parts of Asia and Africa; IFC Films, AMC’s independent film distribution business; AMCNI-DMC, the broadcast solutions unit of certain networks of AMCNI and third-party networks, and various developing on-line content distribution initiatives. AMC conducts its business through its subsidiaries, including each of the other Reporting Persons.

As of June 20, 2017, the name, business address, and present principal occupation or employment of each director, executive officer and controlling stockholder, as applicable, of each of the Reporting Persons (each, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference. Each of the Covered Persons that is a natural person is a citizen of the United States.

None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Covered Persons, has during the last five years been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

[1]	Items 1 through 7 of this Schedule 13D are amended and restated in their entirety as set forth in this Amendment No. 1 to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 19, 2016, DEH, an indirect wholly-owned subsidiary of AMC, and the Issuer entered into an Investment Agreement (the “Investment Agreement”). Under the terms of the Investment Agreement, upon the closing date, which occurred on October 14, 2016 (the “Closing Date”), (1) DEH and the Issuer entered into a Credit Agreement (as defined in Item 6 below) pursuant to which DEH provided an aggregate of $65 million in term loans to the Issuer (which amount has subsequently been increased to an aggregate of $78 million in term loans outstanding as of the date of this Schedule 13D) and (2) the Issuer granted DEH three warrants (the “Warrants”) to purchase at least 20,000,000 shares of Common Stock. The term loans provided by DEH to the Issuer pursuant to the Credit Agreement were funded using cash on hand of AMC that was contributed to DEH. The interest payable to DEH by the Issuer pursuant to the Credit Agreement paid quarterly in arrears in shares of Common Stock. Since the Closing Date, DEH has received 224,807 shares of Common Stock as interest payments under the Credit Agreement.

On June 20, 2017, DEH partially exercised its Warrant that expires on October 14, 2021 and was issued 1,667,000 shares of Common Stock by surrendering indebtedness outstanding under the Credit Agreement having a principal amount equal to the aggregate exercise price for the Warrant Shares of $5,001,000.

The foregoing descriptions of the Investment Agreement and the Credit Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the copies of the Investment Agreement filed as Exhibit 2 hereto and the Credit Agreement and the amendments thereto filed as Exhibits 3, 4 and 5 hereto, all of which are incorporated into this Item 3 by reference.

Item 4.	Purpose of Transaction.

Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

The Reporting Persons intend to discuss matters relating to the business and affairs of the Issuer with members of the Issuer’s management and board of directors, as well as other stockholders of the Issuer. The Reporting Persons invested in the Issuer as a strategic opportunity to provide capital and additional resources to the Issuer as it continues to explore new opportunities for growth. The Reporting Persons anticipate that the strategic partnership between AMC and the Issuer will help accelerate the Issuer’s distribution and development of diverse content, notably British television programming, urban content and independent films, across multiple platforms, including the Issuer’s direct-to-consumer streaming video-on-demand channels.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the business relationships described above, the Issuer’s financial position and strategic direction, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) exercising, in whole or in part, the Warrants, (ii) purchasing additional shares of the Common Stock or other financial instruments related to the Issuer, (iii) selling some or all of their shares of the Common Stock (whether received through the exercise of the Warrants, as interest payments pursuant to the Credit Agreement, or otherwise), (iv) selling, transferring or assigning the Warrants (which actions require the Issuer’s consent pursuant to the terms of the Warrants), or (v) pursuing other plans or proposals that relate to, or would result in, any of the matters referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.

The section entitled “The Investment Agreement” set forth in Item 6 of this Schedule 13D is incorporated into this Item 4 by reference. As described in such section, pursuant to the Investment Agreement DEH also has certain director appointment and ongoing consent rights with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)	As of June 20, 2017, each of the Reporting Persons beneficially owns 1,891,807 shares of Common Stock of the Issuer held by DEH and 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held by DEH, which represents in the aggregate 64.3% of the number of shares of Common Stock outstanding based on 5,535,185 shares of Common Stock of the Issuer outstanding as of May 4, 2017, as disclosed in the Form 10-Q, plus 1,667,000 shares of Common Stock issued to DEH upon the partial exercise of one of its Warrants on June 20, 2017, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants, plus 5,905,634 shares of Common Stock issued to RLJ SPAC on June 20, 2017 upon the conversion of its 15,000 shares of preferred stock of the Issuer as disclosed in the June 20 Form 8-K. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-K and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock (following the conversion by RLJ SPAC of its preferred stock) and warrants to purchase 3,104,628 shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis (but not including warrants held by third parties that expire in October 2017 and are far out of the money) as further described in the section entitled “The Warrants” set forth in Item 6 of this Schedule 13D.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock as of June 20, 2017; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated into this Item 5(b) by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

(c)	Except for the transactions described in Item 3 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Stock of the Issuer during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference.

The Investment Agreement

As described above, DEH and the Issuer entered into the Investment Agreement on August 19, 2016. Under the terms of the Investment Agreement, upon the Closing Date, which occurred on October 14, 2016, (1) DEH and the Issuer entered into the Credit Agreement pursuant to which DEH provided an aggregate of $65 million in term loans to the Issuer (which amount has subsequently been increased to an aggregate of $78 million in term loans outstanding as of the date of this Schedule 13D) and (2) the Issuer granted DEH the Warrants to purchase at least 20,000,000 shares of the Issuer’s Common Stock, having the terms described in “The Warrants” below. Certain covenants set forth in the Investment Agreement survive the Closing Date and govern certain aspects of the ongoing relationship between DEH and the Issuer, including the covenants described below.

Additionally, pursuant to the Investment Agreement the Issuer has continuing obligations, subject to certain exceptions, to indemnify and hold DEH and its representatives harmless against all losses, liabilities, damages, costs or expenses that DEH or its representatives may incur as a result of any breach of the representations, warranties, covenants and agreements made by the Issuer in the Investment Agreement, the Credit Agreement, the Warrants, the Voting Agreement (defined below), the Stockholders’ Agreement (defined below) and certain other agreements entered into in connection with the transactions between DEH and the Issuer. The representations and warranties made by each of DEH and the Issuer in the Investment Agreement will terminate 18 months after the Closing Date, except for certain fundamental representations and warranties of the Issuer that survive indefinitely.

Pursuant to the Investment Agreement, for so long as DEH holds the Warrants or any amounts remain outstanding under the Credit Agreement, DEH will have the right to designate two directors to the Issuer’s board of directors. DEH’s current director designees are John Hsu and Arlene Manos. Upon the full exercise of the Warrants, DEH will have the right to designate at least a majority of the Issuer’s board of directors.

Also pursuant to the Investment Agreement, the Issuer has agreed that, subject to certain exceptions in the Investment Agreement, unless DEH otherwise agrees in writing or as otherwise required by law, for so long as DEH (a) holds the Warrants (provided that no portion of the Warrants have expired unexercised or were exercised on the basis of a cashless exercise as provided in the Warrants) or (b) beneficially holds at least 40% of the Common Stock then outstanding, the Issuer and its subsidiaries will conduct business in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, the Issuer and its subsidiaries will use their reasonable best efforts to preserve their business organizations intact, maintain existing relations and goodwill with those engaged in business relationship with the Issuer, and keep available the services of the Issuer’s and its subsidiaries’ employees and agents.

Further, subject to certain exceptions set forth in the Investment Agreement, unless DEH approves in writing or as required by applicable law, for so long as DEH (a) holds the Warrants (provided that no portion of the Warrants have expired unexercised or were exercised on the basis of a cashless exercise as provided in the Warrants) or (b) beneficially holds at least 40% of the shares of the Issuer’s Common Stock then outstanding, neither the Issuer nor its subsidiaries may:

•	adopt or propose any change in its articles of incorporation or bylaws or other applicable governing instruments;

•	merge or consolidate the Issuer or any material subsidiary with any other person, or restructure, reorganize, completely or partially liquidate or dissolve, voluntarily file for bankruptcy or otherwise enter into any agreements or arrangements or enter into any proceedings imposing material changes or restrictions on its or any material subsidiary’s assets, operations or businesses;

•	acquire assets from any other person representing greater than 30% of the fair market value of the total assets of the Issuer and its subsidiaries, taken as a whole;

•	issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee, or encumbrance of, any shares of capital stock of the Issuer or any of its subsidiaries (other than the issuance of shares (a) by a wholly owned subsidiary of the Issuer to the Issuer or another wholly owned subsidiary, (b) in respect of equity awards outstanding under the Issuer’s incentive plan, (c) pursuant to the terms of the Issuer’s preferred stock, or (d) pursuant to the terms of the existing warrants to purchase shares of the Issuer’s common stock), or securities convertible or exchangeable into, exercisable for or with a value measured by reference to any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•	enter into any contracts or other arrangements between the Issuer or any of its subsidiaries and any of their respective directors or officers or any person beneficially owning 5% or more of the outstanding equity securities of the Issuer on a fully diluted basis, except employment agreements and other compensatory arrangements with directors and officers;

•	enter into any material joint venture, partnership, consortium or joint purchase arrangements, or acquire an equity interest of greater than or equal to 50% in any entity that is not a wholly owned subsidiary of the Issuer, if the Issuer’s and its subsidiaries’ investment in and advances to such entity would represent greater than 30% of the fair market value of the total assets of the Issuer and its subsidiaries, taken as a whole or the Issuer’s and its subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of such entity would represent greater than 30% of the fair market value of the total assets of the Issuer and its subsidiaries, taken as a whole;

•	declare, set aside or pay any dividends or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock, property or other securities of the Issuer or any of its subsidiaries), except (a) dividends and distributions made by the Issuer’s subsidiaries to the Issuer or by a wholly owned subsidiary of the Issuer and (b) dividends required to be paid in accordance with the terms of the Issuer’s existing debt securities and preferred stock; or

•	make any material changes to the Issuer’s and any of its subsidiaries’ lines of business, adopt or make any material modifications to the Issuer’s strategic plan, or make any material business decisions affecting the Issuer’s or any of its subsidiaries’ subscription video on demand business.

In addition, subject to certain exceptions set forth in the Investment Agreement, unless DEH approves in writing or as required by applicable law, for so long as DEH (a) holds the Warrants (provided that no portion of the Warrants have expired unexercised or were exercised on the basis of a cashless exercise as provided in the Warrants) or (b) beneficially holds 50.1% of the shares of the Issuer’s Common Stock then outstanding, neither the Issuer nor its subsidiaries may incur any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Issuer or any of its subsidiaries.

The foregoing description of the Investment Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Investment Agreement filed as Exhibit 2 hereto, which is incorporated into this Item 6 by reference.

The Credit Agreement

On October 14, 2016, the Issuer entered into the Credit and Guaranty Agreement (as amended by the First Amendment to Credit and Guaranty Agreement dated as of January 20, 2017 and the Second Amendment to Credit and Guaranty Agreement dated as of June 16, 2017, and as the same may be further amended, the “Credit Agreement”) with DEH as administrative agent, collateral agent and lender. The Credit Agreement consists of a term loan in the principal amount of $13 million (the “Tranche A-1 Loan”) with a maturity of four years, a term loan in the principal amount of $10 million (the “Tranche A-2 Loan,” and, together with the Tranche A-1 Loan, the “Tranche A Loans”) with a maturity of five years, and a term loan in the principal amount of $55 million (the “Tranche B Loan” and together with the Tranche A Loans, the “Term Loans”) with a maturity of seven years. The Tranche A Loans bear interest at a rate of 7.00% per annum to be paid in shares of Common Stock. The Tranche B Loan bears interest at a rate of 6.00% per annum to be paid in shares of Common Stock. For the purposes of calculating interest, the shares of Common Stock have a value of $3.00 per share. $15 million of the principal of the Tranche B Loan will be due on the fifth anniversary of the Closing Date and an additional $30 million of principal will be due on the sixth anniversary of the Closing Date, with the remaining balance due on the seventh anniversary of the Closing Date. Interest on the Tranche A Loans and the Tranche B Loan will be due in arrears on a quarterly basis (commencing on the first quarter after the Closing Date) and on the final maturity date. The obligations under the Credit Agreement are secured by a lien on substantially all of the assets of the Issuer and most of its subsidiaries.

The Credit Agreement contains affirmative covenants, negative covenants and financial maintenance covenants. The financial maintenance covenants will be tested annually and consist of a fixed charge coverage ratio, senior leverage ratio, total leverage ratio and minimum cash balance. The financial maintenance covenants will vary by fiscal year and generally become more restrictive over time.

The foregoing description of the Credit Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Credit Agreement and the amendments thereto filed as Exhibits 3, 4 and 5 hereto, which are incorporated into this Item 6 by reference.

The Warrants

On October 14, 2016, the Issuer issued to DEH the Warrants, which are exercisable immediately and entitle DEH to purchase at least 20,000,000 shares of Common Stock (the “Warrant Shares”). The first Warrant for 5,000,000 Warrant Shares expires on October 14, 2021, the second Warrant for 10,000,000 Warrant Shares expires on October 14, 2022, and the third Warrant for 5,000,000 Warrant Shares expires on October 14, 2023. The exercise price of the Warrants is $3.00 per share, subject to certain anti-dilution and other customary adjustments provided under the Warrants.

The Warrant for 5,000,000 Warrant Shares that expires on October 14, 2023 provides that the number of Warrant Shares subject to that Warrant shall be increased to the extent necessary to ensure that upon the full exercise of the Warrant, DEH shall hold at least 50.1% of the outstanding equity securities of the Issuer on a fully diluted basis (less the number of shares previously issued to DEH upon the exercise of the first two Warrants and pursuant to the Credit Agreement). The Warrants may not be offered for sale, sold, transferred or assigned without the consent of the Issuer.

On June 20, 2017, DEH partially exercised the first Warrant and was issued 1,667,000 shares of Common Stock by surrendering Tranche B indebtedness outstanding under the Credit Agreement having a principal amount equal to the aggregate exercise price for the Warrant Shares of $5,001,000.

The foregoing description of the Warrants is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Warrants filed as Exhibits 6-A, 6-B and 6-C hereto, which are incorporated into this Item 6 by reference.

The Voting Agreement

On August 19, 2016, in connection with the entry into the Investment Agreement, the Issuer, Robert L. Johnson (the Issuer’s Chairman) and certain of the Issuer’s directors, executives, principal stockholders and their affiliates, who in the aggregate held approximately 47% of the outstanding Common Stock as of the Closing Date, entered into a Voting Agreement with DEH (the “Voting Agreement”). Under the terms of the Voting Agreement, from and after the Closing Date the parties are required to vote all of their shares of Common Stock in favor of the director nominees designated by DEH as described in the section entitled “The Investment Agreement” above. The Voting Agreement and all obligations thereunder automatically terminate upon the earlier to occur of the termination of the Investment Agreement and the agreement of the parties.

The foregoing description of the Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Voting Agreement filed as Exhibit 7 hereto, which is incorporated into this Item 6 by reference.

The Stockholders’ Agreement

On October 14, 2016, DEH, the Issuer and certain of the Issuer’s principal stockholders (the “Principal Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”). Pursuant to the terms of the Stockholders’ Agreement, the Issuer provided DEH and the Principal Stockholders (collectively, the “Stockholders”) certain rights to purchase equity securities in certain future offerings by the Issuer and its wholly-owned subsidiaries on a pro rata basis. In addition, the Stockholders granted each other the right to (i) require any or all of the other Stockholders to sell all of their securities in connection with a sale of at least 50% of the outstanding Common Stock by one or more Stockholders and (ii) participate in any sale of securities by one or more Stockholders on a pro rata basis. Further, the Principal Stockholders granted DEH a right of first refusal on the transfer of securities held by the Principal Stockholders, subject to certain exceptions.

The foregoing description of the Stockholders Agreement’ is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Stockholders’ Agreement filed as Exhibit 8 hereto, which is incorporated into this Item 6 by reference.

The Registration Rights Agreement

On October 14, 2016, DEH and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, DEH is entitled to, among other things and subject to certain conditions, require the Issuer to register the shares of Common Stock held by DEH for sale pursuant to the Securities Act of 1933, as amended, under the following circumstances: (i) if the Issuer is eligible to file a shelf registration, within 30 days after a written request from DEH, (ii) if DEH or any direct or indirect transferee of DEH’s securities provides a written request to the Issuer to sell all or part of the Common Stock held by DEH or such transferee, within ten days of such written request, which request may be made up to two times during any twelve month period, and (iii) whenever the Issuer proposes to register any of its securities and DEH or any direct or indirect transferee of DEH’s securities requests inclusion of its Common Stock in such registration.

The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Registration Rights Agreement filed as Exhibit 9 hereto, which is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated June 20, 2017.*

2	Investment Agreement (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 22, 2016 (Commission File Number. 001-35675)). †

3	Credit and Guaranty Agreement (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

4	First Amendment to Credit and Guaranty Agreement, dated January 20, 2017 (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 1, 2017 (Commission File Number. 001-35675)). †

5	Second Amendment to Credit and Guaranty Agreement, dated June 16, 2017 (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 20, 2017 (Commission File Number. 001-35675)). †

6-A	AMC Class A Warrant (Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

6-B	AMC Class B Warrant (Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

6-C	AMC Class C Warrant (Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

7	Voting Agreement (Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 22, 2016 (Commission File Number. 001-35675)). †

8	Stockholders’ Agreement (Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

9	Registration Rights Agreement (Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

*	Filed herewith.
†	Incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2017

AMC NETWORKS INC.

By:	/s/ James G. Gallagher
	Name:	James G. Gallagher
	Title:	Executive Vice President and General Counsel

RAINBOW MEDIA HOLDINGS LLC

By:	/s/ James G. Gallagher
	Name:	James G. Gallagher
	Title:	Executive Vice President and General Counsel

RAINBOW MEDIA ENTERPRISES, INC.

By:	/s/ James G. Gallagher
	Name:	James G. Gallagher
	Title:	Executive Vice President and General Counsel

RAINBOW PROGRAMMING HOLDINGS LLC

By:	/s/ James G. Gallagher
	Name:	James G. Gallagher
	Title:	Executive Vice President and General Counsel

IFC ENTERTAINMENT HOLDINGS LLC

By:	/s/ James G. Gallagher
	Name:	James G. Gallagher
	Title:	Executive Vice President and General Counsel

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ James G. Gallagher
	Name:	James G. Gallagher
	Title:	Executive Vice President and General Counsel

SCHEDULE A

AMC NETWORKS INC.

Directors

Name	Present Principal Occupation	Present Business Address
William J. Bell	Director, MSG Networks Inc.	MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

Charles F. Dolan	Executive Chairman and Director, AMC; Director, The Madison Square Garden company (“MSG”); Director, MSG Networks Inc. (“MSG Networks”)	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797

James L. Dolan	Executive Chairman, MSG;	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

	Executive Chairman, MSG Networks	MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

Kristin A. Dolan	Chief Executive Officer, 605, LLC (f/k/a DataCo Ventures LLC)	c/o Knickerbocker Group LLC Two Pennsylvania Plaza New York, New York 10121

Patrick F. Dolan	President, News 12 Networks	One Media Crossways, Woodbury, New York 11797

Thomas C. Dolan	Director, MSG; Director, AMC Networks Inc.; Director, MSG Networks Inc.	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797

Jonathan F. Miller	Partner, Advancit Capital	c/o AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Brian G. Sweeney	Director, AMC; Director, MSG; Director, MSG Networks	c/o Dolan Family Office 20 Audrey Avenue, 1st Floor Oyster Bay, New York 11771

Vincent Tese	Executive Chairman, Florida Community Bank	c/o Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas, 26th Floor New York, New York 10036

Dr. Leonard Tow	Chief Executive Officer, New Century Holdings, LLC	New Century Holdings LLC 50 Locust Avenue New Canaan, Connecticut 06840

David E. Van Zandt	President, The New School	The New School Alvin Johnson/J.M. Kaplan Building 66 West 12th Street, 8th Floor New York, NY 10011

Carl E. Vogel	President, Bulldog Capital, Inc.	c/o AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Marianne Dolan Weber	President, Heartfelt Wings Foundation Inc. Director, AMC Networks Inc.	c/o MLC Ventures LLC PO Box 1014 Yorktown Heights, NY 10598

Robert C. Wright	Senior Advisor, Thomas H. Lee Capital	Thomas H. Lee Capital 610 Fifth Avenue, Suite 605 New York, New York 10020

Executive Officers

Name	Present Principal Occupation	Present Business Address
Charles F. Dolan	Executive Chairman and Director, AMC; Director, MSG; Director, MSG Networks	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797

Joshua W. Sapan	President and Chief Executive Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Edward A. Carroll	Chief Operating Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Sean S. Sullivan	Executive Vice President and Chief Financial Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

James G. Gallagher	Executive Vice President and General Counsel, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Christian B. Wymbs	Executive Vice President and Chief Accounting Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Controlling Stockholders

Charles F. Dolan, members of his family and related family entities (the “Dolan Family Group”), by virtue of their ownership of all of the Class B common stock of AMC, are able collectively to control stockholder decisions on matters on which holders of Class A common stock and Class B common stock of AMC vote together as a single class, and to elect up to 75% of AMC’s board of directors. The members of the Dolan Family Group are parties to a stockholders agreement which has the effect of causing the voting power of the Class B stockholders to be cast as a block on all matters to be voted on by holders of Class B common stock. For further information, please see Amendment No. 8 to the Schedule 13D in respect of AMC filed by the Dolan Family Group with the Commission on December 23, 2016.

The Dolan Family Group includes each of the following members: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A (the “CFD 2016 GRAT #1A”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A (the “HAD 2016 GRAT #1A”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney, individually and as Trustee of the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; the Charles F. Dolan 2012 Descendants Trust; the Kathleen M. Dolan 2012 Descendants Trust; the Deborah A. Dolan-Sweeney 2012 Descendants Trust; the Marianne E. Dolan Weber 2012 Descendants Trust; the Patrick F. Dolan 2012 Descendants Trust; CFD 2010 Grandchildren Trust FBO Aidan Dolan; CFD 2010 Grandchildren Trust FBO Quentin Dolan; CFD 2016 GRAT #1A; and HAD 2016 GRAT #1A.

The reporting persons under the Dolan Family Group Schedule 13D also include the following trustees of Dolan Family Group members (“Other Reporting Trustees”): David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”), as a Trustee of the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan (collectively, the “CFD 2010 Grandchildren Trusts” and individually, a “2010 Grandchildren Trust”) and the Charles F. Dolan 2012 Descendants Trust, and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts, and the Charles F. Dolan 2012 Descendants Trust.

The business address of each member of the Dolan Family Group and each Other Reporting Trustee is:

Each of:

Charles F. Dolan;

Helen A. Dolan;

Thomas C. Dolan; and

Deborah A. Dolan-Sweeney:

c/o Dolan Family Office

Attention: President

340 Crossways Park Drive

Woodbury, New York 11797

Patrick F. Dolan:

c/o News 12 Networks

One Media Crossways

Woodbury, New York 11797

James L. Dolan and Kristin A. Dolan:

c/o Knickerbocker Group LLC

Attention: Marianne R.P. Zuk

PO Box 420

Oyster Bay, New York 11771

Kathleen M. Dolan:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

Marianne Dolan Weber:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

David M. Dolan:

7 Glenmaro Lane

St. Louis, Missouri 63131.

Mary S. Dolan:

300 So. Riverside Plaza

Suite 1480

Chicago, Illinois 60606.

Trusts:

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Marianne Zuk, PO Box 420, Oyster Bay, New York 11771.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Patrick F. Dolan is a trust established under the laws of the State of Illinois for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Marianne Zuk, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, attention: Marianne Zuk, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2016 GRAT #1A is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

HAD 2016 GRAT #1A is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

The principal occupation of each individual member of the Dolan Family Group and Other Reporting Trustee is:

Charles F. Dolan is a director of MSG, Executive Chairman and a director of AMC and a director of MSG Networks. AMC’s principal business address is 11 Pennsylvania Plaza, New York, New York 10001. Helen A. Dolan is his wife and is not currently employed. Charles F. Dolan is the Trustee of the CFD 2009 Trust and the CFD 2016 GRAT #1A. Helen A. Dolan is the Trustee of the HAD 2009 Trust and the HAD 2016 GRAT #1A.

James L. Dolan is Executive Chairman of both MSG and MSG Networks and a director of AMC, MSG and MSG Networks. MSG’s principal business address is Two Pennsylvania Plaza, New York, New York 10121.

Thomas C. Dolan is a director of AMC, MSG and MSG Networks. MSG’s principal business address is Two Pennsylvania Plaza, New York, New York 10121.

Patrick F. Dolan is President of News 12 Networks, a subsidiary of Altice NV, a majority owner of Newsday Media, and a director of AMC. News 12 Networks’ principal business address is One Media Crossways, Woodbury, New York 11797.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, Vermont 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of AMC and a director of MSG. AMC’s principal business address is 11 Pennsylvania Plaza, New York, New York 10001.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks and is not currently employed.

David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank of Greater St. Louis, 7305 Manchester Road, Maplewood, Missouri 63143. He is a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust.

Mary S. Dolan is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 E. Jackson Blvd, Suite 500, Chicago, Illinois 60604. She is a Trustee of each of the 2009 Family Trusts, the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust.

RAINBOW MEDIA ENTERPRISES, INC.

The following individuals have been appointed as directors of Rainbow Media Enterprises, Inc.:

Name	Present Principal Occupation	Present Business Address
James G. Gallagher	Executive Vice President and General Counsel, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Sean S. Sullivan	Executive Vice President and Chief Financial Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

RAINBOW MEDIA HOLDINGS LLC

RAINBOW MEDIA ENTERPRISES, INC.

RAINBOW PROGRAMMING HOLDINGS LLC

IFC ENTERTAINMENT HOLDINGS LLC

DIGITAL ENTERTAINMENT HOLDINGS LLC

The following individuals have been appointed as executive officers of each of Rainbow Media Holdings LLC, Rainbow Media Enterprises, Inc., Rainbow Programming Holdings LLC, IFC Entertainment Holdings LLC, and Digital Entertainment Holdings LLC:

Name	Present Principal Occupation	Present Business Address
Joshua W. Sapan	President and Chief Executive Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Edward A. Carroll	Chief Operating Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Sean S. Sullivan	Executive Vice President and Chief Financial Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

James G. Gallagher	Executive Vice President and General Counsel, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

Christian B. Wymbs	Executive Vice President and Chief Accounting Officer, AMC	AMC Networks Inc. 11 Pennsylvania Plaza New York, NY 10001

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated June 20, 2017.*

2	Investment Agreement (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 22, 2016 (Commission File Number. 001-35675)). †

3	Credit and Guaranty Agreement (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

4	First Amendment to Credit and Guaranty Agreement, dated January 20, 2017 (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 1, 2017 (Commission File Number. 001-35675)). †

5	Second Amendment to Credit and Guaranty Agreement, dated June 16, 2017 (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 20, 2017 (Commission File Number. 001-35675)). †

6-A	AMC Class A Warrant (Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

6-B	AMC Class B Warrant (Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

6-C	AMC Class C Warrant (Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

7	Voting Agreement (Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 22, 2016 (Commission File Number. 001-35675)). †

8	Stockholders’ Agreement (Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

9	Registration Rights Agreement (Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 17, 2016 (Commission File Number. 001-35675)). †

*	Filed herewith.
†	Incorporated herein by reference.